SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of unvested restricted stock), (ii) 74,170 outstanding shares of restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,128.46	Filing Party:	Galaxy Dream Corporation
Form or Registration No.	Schedule TO	Date Filed:	March 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ Third-party offer subject to Rule 14d-1.
     ☐ Issuer tender offer subject to Rule 13e-4.
     ☐ Going-private transactions subject to Rule 13e-3.
     ☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on March 24, 2011 (which, together with this Amendment, Amendment No. 1, filed March 29, 2011, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 1.	Summary Term Sheet.

Item 1	of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the Summary Term Sheet on page S-ii of the Offer to Purchase entitled “Do you have the financial resources to make payment” is hereby amended and restated to read as follows:
     “Do you have the financial resources to make payment?
          Yes, we have sufficient resources available to us. We estimate that we will need approximately $698 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which includes making payment in respect of outstanding in-the-money options, stock appreciation rights and unvested restricted stock and restricted stock units), to repay certain existing debt of RC2 and to pay related transaction fees and expenses. Purchaser anticipates funding these payments with a combination of cash on hand, debt financing and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of RC2. We have entered into a Close and Sell Type Commitment Type Syndicated Loan Agreement, dated as of March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation, as agent, providing debt financing of up to ¥50 billion (the approximate equivalent of $620 million).
          See Section 9—“Source and Amount of Funds.””

Item 7.	Source and Amount of Funds or Other Consideration.
     Item 7 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and restated to read as follows:
     “Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.
     Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay certain existing debt of RC2, and to pay related transaction fees and expenses will be approximately $698 million.

Purchaser anticipates funding these payments with a combination of cash on hand and debt financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of RC2. Funding of the debt financing is subject to the satisfaction of the conditions set forth in the Loan Agreement.
     The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the commitment letter and Loan Agreement described below, copies of which are filed as Exhibits (b)(1) and (b)(2) to this Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letter and Loan Agreement for a more complete description of the provisions summarized below.
     Commitments. We obtained commitments from Sumitomo Mitsui Banking Corporation to provide, subject to certain conditions, loans of up to ¥50 billion (the approximate equivalent of $620 million) under a proposed new loan agreement which would be used to pay a portion of the cash consideration in connection with the Offer and the Merger, and repay any outstanding amount under RC2’s then-existing credit agreement, dated November 3, 2008, as amended (“RC2’s Existing Credit Agreement”), among RC2 and certain of its Subsidiaries, Bank of Montreal, as administrative agent, and certain lenders party thereto. The full amount of the commitment would be available to be used to finance the cash portion of the consideration to be paid to RC2’s stockholders in connection with the Offer, the Merger, to pay transaction costs and the repayment of RC2’s Existing Credit Agreement.
     Loans. Subsequent to obtaining the commitment from Sumitomo Mitsui Banking Corporation, we entered into a Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011 (the “Loan Agreement”), among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation, as agent (the “Agent”), on the terms contemplated by the commitment letter. Pursuant to the Loan Agreement, and subject to the conditions set forth therein (and described below), Parent has access to approximately six-year loans in an aggregate principal amount of up to ¥50 billion, of which up to ¥15 billion (the approximate equivalent of $186 million) may be borrowed by Purchaser in US dollars. The loans under the Loan Agreement will be used to fund the cash portion of the consideration to be paid to RC2’s stockholders pursuant to the Offer and the Merger, to pay transaction costs and to repay any outstanding amount under RC2’s Existing Credit Agreement. Parent does not currently have any alternative arrangements or alternative plans with respect to financing the cash consideration in the Offer and the Merger.
     Interest; Unused Commitment Fee. Each loan in Japanese Yen will bear interest at JBA TIBOR plus a spread of 0.75% per annum. Each loan made in US dollars will bear interest at LIBOR plus a spread of 0.75% per annum. Interest will accrue on the basis of a 365-day year. Unused loan commitments will be subject to an unused commitment fee equal to 0.25% of the unused commitment amount per annum, payable semi-annually in arrears.
     Conditions to Borrowing. The initial borrowing under the Loan Agreement will be subject to, among other things, the following conditions:
•	the condition that since there shall not have been an event, occurrence, development or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on RC2;

•	the execution and delivery of the Loan Agreement and the Merger Agreement;

•	the Offer having been launched;

•	Parent and RC2 having entered into a Merger Agreement;

•	all fees and expenses due to the arranger, the administrative agent and the lenders shall have been paid in full;

•	there shall have been no waivers, amendments, restatements, supplements or other modifications to the Merger Agreement which were materially adverse to the interests of the lenders (without the prior written consent of the Agent);

•	the lenders shall have received all documentation and information required by regulatory authorities under the “know-your-customer” and anti-money laundering rules and regulations;

•	the accuracy of certain representations and warranties of Parent and Purchaser in the Loan Agreement;

•	the Agent and the lenders shall have received corporate resolutions and customary certificates (including a solvency certificate) and other corporate deliverables; and

•	the applicable borrower shall have delivered a drawdown request.
     Subsequent borrowings under the Loan Agreement after the initial consummation of the Offer and prior to the consummation of the Merger will be subject to the following conditions precedent:
•	the Offer shall have been consummated and the initial extensions of credit under the Loan Agreement shall have been made;

•	the Merger Agreement shall be in full force and effect; and

•	the applicable borrower shall have delivered a drawdown request.
     Borrowings under the Loan Agreement on or after the consummation of the Merger are subject to the following conditions precedent:
•	the Merger shall have been consummated; and

•	the applicable borrower shall have delivered a drawdown request.
     Prepayments and Repayments; Reductions in Commitments. The loans may be voluntarily repaid without premium or penalty, subject to payment of breakage costs.
     In addition, the loans will amortize every three months beginning on June 30, 2012, in an aggregate amount equal to 2.50% of the aggregate amount borrowed under the Loan Agreement, and the remaining principal amount is required to be repaid in a lump sum on March 31, 2017.
     Guarantees. Parent’s obligations are jointly and severally guaranteed by Purchaser and Purchaser’s obligations are jointly and severally guaranteed by Parent.
     Representations and Warranties; Covenants; Events of Default. The terms of the Loan Agreement include customary representations and warranties, customary affirmative and negative covenants, customary financial covenants, and customary events of default.”

Item 11.	Additional Information.
     (a)(2) and (a)(3) Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second paragraph under the subheading “Antitrust Compliance” with the following paragraph:
     “Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with its purchase of Shares in the Offer and the Merger on March 23, 2011. RC2 filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on March 24, 2011. The applicable waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on April 7, 2011, without any action having been taken by the FTC or the Antitrust Division. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired.”

Item 12.	Exhibits
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(b)(2)	Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 8, 2011

TOMY Company, Ltd.
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President and CEO

Galaxy Dream Corporation
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2011*†

(a)(1)(B)	Form of Letter of Transmittal*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011†

(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011†

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.†

(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.†

(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation†

(b)(2)	Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation**

(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation†

(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation†

(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting†

(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler†

(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson†

(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea†

(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo†

(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer†

(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter†

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.

**	Filed herewith.

†	Previously filed.